Mail Stop 4561
								September 28, 2005

By U.S. Mail and Facsimile to (604) 681-4692

Brian E. Bayley
Chief Executive Officer
Quest Capital Corp.
Suite 300
570 Granville Street
Vancouver, British Columbia
Canada, V6C 3P1

Re:	Quest Capital Corp.
	Form 20-F/A for Fiscal Year Ended December 31, 2004
      Filed July 5, 2005
	File No. 000-16778

Dear Mr. Bayley:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements
General
1. Please amend your filing to include a statement of shareholder`s equity. Please refer to Form 20-F General Instructions, Part III,
Item 17(a).

Note 4: Reorganization, page 5
2. Please tell us if there have been any adjustments made to the purchase price allocation subsequent to June 30, 2003.
3. For each acquisition, please tell us the methodology used to value the consideration which did not have an active market, such as warrants and shares of stock.

Note 10: Provision for asset retirement obligations, page 11
4. Please tell us the cause of the changes in the revisions to estimated cash flows period to period.
5. Please tell us if any of your assets have been legally restricted for purposes of settling the asset retirement obligations.

Note 15: Related party transactions, page 21
6. Please tell us the nature of the advisory, management, and finder`s fees. In your response, please tell us the accounting treatment applied to such fees, and refer us to the technical literature you have considered.

Note 18: United States generally accepted accounting standards
General
7. Please revise your footnote to include a reconciliation of cash flows under Canadian GAAP to a statement of cash flows under US GAAP.
Refer to the Form 20-F General Instructions, Part III, Item
17(c)(iii).
8. We note on page 14 that you sold 100% of your interest in Brewery
Creek subsequent to year end. Please tell us how you have considered the need for discontinued operations accounting under US GAAP. Refer to the accounting guidance in SFAS 144.

(c) Fair value of conversion option, page 25

9. Please revise your US GAAP reconciliation to allocate the change in the fair value of the derivative to each appropriate period presented for US GAAP.

(g) Development property expenditures, page 26
10. Please tell us how you have determined that the disposition of ViceroyEx would have resulted in an additional gain of $1,006,000 under US GAAP. In your response, please provide an analysis of how management determined the prior period write-off for US GAAP purposes.
11. Please tell us the nature of the adjustment to in the reconciliation to US GAAP in 2002 for the line item "Development properties written down in the year or disposal of."

(i) Reconciliation to US GAAP, page 28
12. Please provide us a rollforward of the GAAP basis shareholders` equity accounts from 2002 to 2003 and from 2003 to 2004.

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Don Walker
Senior Assistant Chief Accountant


??

??

??

??

Brian E. Bayley
Quest Capital Corp.
September 28, 2005
Page 1